FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in accordance with Law No. 6.404/76 and CVM Instruction No 358/02 and in continuation to the Material Fact disclosed on March 05, 2020, informs its shareholders and the market in general that, on this date, concluded the sale of 5 properties owned by GPA, which are object of the “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution” entered into on that date with TRX Gestora de Recursos LTDA. (“Instrument”). Of the 43 properties object of the Instrument, one property of a non-relevant value to the total amount was excluded from the negotiation, and there are still 37 properties to be acquired under the Instrument.

This first tranche is composed of 4 properties of the Assai banner, located in Dourados/MS, Jequié/BA, Paulo Afonso/BA e Bauru/SP and y 1 store of Pão de Açúcar banner, located in the city of Teresina/PI (“Properties”).

The value of acquisition of the Properties was R$ 190,480,650.83 (one hundred and ninety million, four hundred and eighty thousand, six hundred and fifty reais and eighty and three cents), which were paid in cash by the buyer.

The Rental Agreements of the Properties have an average value of R$ 25.71/m², with a cap rate of 7.35%.

TRX Gestora de Recursos LTDA. has informed the company that it continues in the process of raising funds to acquire the other properties object of the Agreement in the next weeks.

GPA will keep the market and its shareholders informed on the existence of new material facts related to the matter.

São Paulo, May 29, 2020.

Christophe José Hidalgo

VP Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 29, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.